03 JAN 15 AM 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

03003341

5 November 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

BY COURIER

SUPPL

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 127,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

dlw 1/29

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 127,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 05 DAY OF NOVEMBER 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 127,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID ARISING FROM THE 127,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	769,383,091	384,691,545.50	Before Exercise : 11,377,000
			Add Exercise	127,000	63,500.00	Less Exercise : (127,000)
			After Exercise	769,510,091	384,755,045.50	Outstanding : 11,250,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **5 November 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on ....21 May 2002...

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	127,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.84	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.34	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			
The consideration for which the shares have been so allotted is as follows:			

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Keppel Corporation Limited	Date of Registration:
Address: 23 Church Street #15-01 Capital Square Singapore 049481	Receipt No:
Tel No: 68857 471	Checked By:
Fax No: 68857 391	

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 127,000 ordinary shares for a cash consideration. (f) 1.11.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,755,045.50	-	-
Paid-up Share Capital	$384,755,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 5 November 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
2000	$2.84	5680	Yan Wai Kin, Darren via Kim Eng Ong Asia Securities P/L
3000	$2.84	8520	Lim Cheng Siew, John
3000	$2.84	8520	Wee Lyn Sze
5000	$2.84	14200	Tan Chen Choo, Mavis
7000	$2.84	19880	Ainun Bte Abu Bakar via Keppel Credit Union
7000	$2.84	19880	Chong Yoke Ying, Cynthia
10000	$2.84	28400	Goh York Lin
30000	$2.84	85200	Yap Swee Lye, Danny
60000	$2.84	170400	Wong Ngiam Jih
	Total value of shares exercised =	360680	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

5 November 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 127,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 127,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings (Attn: Ms Goh Lay Hoon)
GFD
GC
GM (ETR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	769,383,091	
SHARE OPTION SCHEME	127,000	1.11.2002
TOTAL	769,510,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

6 November 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 6,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 6,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 06 DAY OF NOVEMBER 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 6,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	769,510,091	384,755,045.50	Before Exercise : 11,250,000
			Add Exercise	6,000	3,000.00	Less Exercise : (6,000)
			After Exercise	769,516,091	384,758,045.50	Outstanding : 11,244,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : ____________

Designation : **Secretary**

Date : **6 November 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	6,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.84	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.34	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 6,000 ordinary shares for a cash consideration. (f) 5.11.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,758,045.50	-	-
Paid-up Share Capital	$384,758,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 6 November 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

‡ [illegible]

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
2000	$2.84	5680	Tan Wai Hoong, Clifford via Kim Eng Ong Asia Securities P/L
4000	$2.84	11360	Mahmood Angullia via Keppel Credit Union
	Total value of shares exercised =	17040	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

6 November 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 6,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 6,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gran Lay Hoon)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	769,510,091	
SHARE OPTION SCHEME	6,000	5.11.2002
TOTAL	769,516,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

03 JAN 13 ...

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

13 November 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 35,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 35,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 13 DAY OF NOVEMBER 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 35,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 35,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	769,516,091	384,758,045.50	Before Exercise : 11,244,000
			Add Exercise	35,000	17,500.00	Less Exercise : (35,000)
			After Exercise	769,551,091	384,775,545.50	Outstanding : 11,209,000

3. **Outstanding Warrants/TSR :**

Outstanding Convertible Bonds:

Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : Caroline Chang

Authorised Signature : [signature]

Designation : Secretary　　　**Date** : 13 November 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	25,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.84	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.34	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 25,000 ordinary shares for a cash consideration. (f) 11.11.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,770,545.50	-	-
Paid-up Share Capital	$384,770,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 13 November 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	10,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.80	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.30	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No:
Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 10,000 ordinary shares for a cash consideration. (f) 11.11.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,775,545.50	-	-
Paid-up Share Capital	$384,775,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 13 November 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
10000	$2.80	28000	Lim Wei Boen, Suzanne
10000	$2.84	28400	Low Shuek Lin, Laura
15000	$2.84	42600	Lim Wei Boen, Suzanne
	Total value of shares exercised =	99000	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

13 November 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 35,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 35,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gian Lay Hoon)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	769,516,091	
SHARE OPTION SCHEME	35,000	11.11.2002
TOTAL	769,551,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

03 JAN 13 [illegible]

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

19 November 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 19,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 19,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 19 DAY OF NOVEMBER 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 19,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 19,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	769,551,091	384,775,545.50	Before Exercise : 11,209,000
			Add Exercise	19,000	9,500.00	Less Exercise : (19,000)
			After Exercise	769,570,091	384,785,045.50	Outstanding : 11,190,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

   Name : **Caroline Chang**

   Authorised Signature :

   Designation : **Secretary** **Date** : **19 November 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	19,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.84	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.34	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No:
Fax No: 68857 391

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 19,000 ordinary shares for a cash consideration. (f) 18.11.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,785,045.50	-	-
Paid-up Share Capital	$384,785,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 19 November 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

---

* Delete where inapplicable.

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
7000	$2.84	19880	Tan Chye Soon, David
12000	$2.84	34080	Lim Siew Hwa
	Total value of shares exercised =	53960	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

19 November 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 19,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 19,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gan Lay Hoon)
GFD
GC
GM (GTR) (faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	769,551,091	
SHARE OPTION SCHEME	19,000	18.11.2002
TOTAL	769,570,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

03 JAN 13 AM 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

22 November 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 35,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 35,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 22 DAY OF NOVEMBER 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 35,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 35,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	769,570,091	384,785,045.50	Before Exercise : 11,190,000
			Add Exercise	35,000	17,500.00	Less Exercise : (35,000)
			After Exercise	769,605,091	384,802,545.50	Outstanding : 11,155,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary**　　　**Date** : **22 November 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	23,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 201

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 23,000 ordinary shares for a cash consideration. (f) 21.11.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,796,545.50	-	-
Paid-up Share Capital	$384,796,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 22 November 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	2,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.50	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.00	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 2,000 ordinary shares for a cash consideration. (f) 21.11.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,797,545.50	-	-
Paid-up Share Capital	$384,797,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 22 November 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	10,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.80	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.30	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			
The consideration for which the shares have been so allotted is as follows:			

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 10,000 ordinary shares for a cash consideration. (f) 21.11.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,802,545.50	-	-
Paid-up Share Capital	$384,802,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 22 November 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
3000	$3.78	11340	Tok Soo Hwa
20000	$3.78	75600	Lai Ching Chuan
2000	$3.50	7000	Tok Soo Hwa
10000	$2.80	28000	Tok Soo Hwa
	Total value of shares exercised =	121940	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

22 November 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 35,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 35,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gran Lay Hoon)
GFD
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	769,570,091	
SHARE OPTION SCHEME	35,000	21.11.2002
TOTAL	769,605,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

03 JAN 13 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

26 November 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 15,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 15,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 26 DAY OF NOVEMBER 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 15,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 15,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	769,605,091	384,802,545.50	Before Exercise : 11,155,000
			Add Exercise	15,000	7,500.00	Less Exercise : (35,000)
			After Exercise	769,620,091	384,810,045.50	Outstanding : 11,120,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

   Name : **Caroline Chang**

   Authorised Signature : [signature]

   Designation : **Secretary** **Date** : **26 November 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	15,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.84	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.34	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 15,000 ordinary shares for a cash consideration. (f) 25.11.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,810,045.50	-	-
Paid-up Share Capital	$384,810,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 26 November 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

---

* Delete where inapplicable.

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
15000	$2.84	42600	Wee Hui Tek, Lionel
	Total value of shares exercised =	42600	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

26 November 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 15,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 15,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Temasek Holdings
(Attn: Ms Gram Lay Hoon)
GFD
GC
GM (GTR) (cleared)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	769,605,091	
SHARE OPTION SCHEME	15,000	25.11.2002
TOTAL	769,620,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

03 JAN 1 ... 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

27 November 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 116,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 116,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 27 DAY OF NOVEMBER 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 116,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 116,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	769,620,091	384,810,045.50	Before Exercise : 11,120,000
			Add Exercise	116,000	58,000.00	Less Exercise : (116,000)
			After Exercise	769,736,091	384,868,045.50	Outstanding : 11,004,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary**

Date : **27 November 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
2000	$3.78	7560	Loo Wing Kee
9000	$3.50	31500	Koh Beow Ko, Lynn
35000	$2.80	98000	Koh Beow Ko, Lynn
70000	$2.84	198800	Koh Beow Ko, Lynn
	Total value of shares exercised =	335860	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	9,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.50	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.00	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: Keppel Corporation Limited	Date of Registration:
Address: 23 Church Street #15-01 Capital Square Singapore 049481	Receipt No:
Tel No: 68857 471	Checked By:
A/c No: Fax No: 68857 391	

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 9,000 ordinary shares for a cash consideration. (f) 26.11.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,814,545.50	-	-
Paid-up Share Capital	$384,814,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 27 November 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	35,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.80	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.30	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 35,000 ordinary shares for a cash consideration. (f) 26.11.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,832,045.50	-	-
Paid-up Share Capital	$384,832,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 27 November 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	70,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.84	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.34	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Keppel Corporation Limited	Date of Registration:
Address: 23 Church Street #15-01 Capital Square Singapore 049481	Receipt No:
Tel No: 68857 471	Checked By:
A/c No: Fax No: 68857 391	

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 70,000 ordinary shares for a cash consideration. (f) 26.11.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,867,045.50	-	-
Paid-up Share Capital	$384,867,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 27 November 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	2,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 2,000 ordinary shares for a cash consideration. (f) 26.11.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,868,045.50	-	-
Paid-up Share Capital	$384,868,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 27 November 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

27 November 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 116,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 116,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gran Lay Hoon)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	769,620,091	
SHARE OPTION SCHEME	116,000	26.11.2002
TOTAL	769,736,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

03 JAN 16 AM 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

2 December 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 43,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

2 December 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
Listing Department
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sirs

RE : KEPPEL CORPORATION LIMITED ("KCL" OR "THE COMPANY")
Application for:
LISTING AND QUOTATION OF 43,000 NEW KCL SHARES OF $0.50 EACH TO BE ISSUED PURSUANT TO AN EXERCISE UNDER THE KEPPEL SHARE OPTION SCHEME

Please note that the employee(s) ~~has~~/have exercised ~~his/her~~/their entitlement(s) which has been granted to ~~him/her~~/them under the Keppel Share Option Scheme.

The following are attached for your attention for the listing and quotation of the 43,000 new KCL shares :-

a) additional listing application;
b) Form 24 (2 sets);
c) our Registrar's confirmation that the share certificate in respect of the 43,000 shares has been despatched;
d) details of the employee(s) who ~~is~~ / are exercising ~~his / her~~ / their rights under the share option scheme.

We confirm that the new shares issued hereunder shall rank pari passu in all respects with the existing shares of the Company

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 43,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 2nd DAY OF DECEMBER 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 43,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 43,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	769,736,091	384,868,045.50	Before Exercise : 11,004,000
			Add Exercise	43,000	21,500.00	Less Exercise : (43,000)
			After Exercise	769,779,091	384,889,545.50	Outstanding : 10,961,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary**

Date : **2 December 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
30000	$0.91	27300	Lai Ching Chuan
4000	$2.84	11360	Koh Soon Hoe, Irene
9000	$2.84	25560	Tan Siew Hong, Stella
	Total value of shares exercised =	64220	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on ....21 May 2002..............................

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	30,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$0.91	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$0.41	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 30,000 ordinary shares for a cash consideration. (f) 29.11.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. *Details of consideration need not be provided.*

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,868,045.50	-	-
Paid-up Share Capital	$384,889,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 2 December 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	13,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.84	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.34	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 13,000 ordinary shares for a cash consideration. (f) 29.11.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,868,045.50	-	-
Paid-up Share Capital	$384,874,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 2 December 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE (65) 63236200

2 December 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 43,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 43,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	769,736,091	
SHARE OPTION SCHEME	43,000	29.11.2002
TOTAL	769,779,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

03 JAN 14 ... 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

9 December 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 15,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

TEO SOON HOE
DIRECTOR

1 **Keppel Corporation**

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

9 December 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
Listing Department
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sirs

RE : KEPPEL CORPORATION LIMITED ("KCL" OR "THE COMPANY")
Application for:
LISTING AND QUOTATION OF 15,000 NEW KCL SHARES OF $0.50 EACH TO BE ISSUED PURSUANT TO AN EXERCISE UNDER THE KEPPEL SHARE OPTION SCHEME

Please note that the employee(s) has/~~have~~ exercised his/~~her/their~~ entitlement(s) which has been granted to him/~~her/them~~ under the Keppel Share Option Scheme.

The following are attached for your attention for the listing and quotation of the 15,000 new KCL shares :-

a) additional listing application;
b) Form 24;
c) our Registrar's confirmation that the share certificate in respect of the 15,000 shares has been despatched;
d) details of the employee(s) who is / are exercising his / her / their rights under the share option scheme.

We confirm that the new shares issued hereunder shall rank pari passu in all respects with the existing shares of the Company

Yours faithfully

TEO SOON HOE
DIRECTOR

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 15,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

TEO SOON HOE
DIRECTOR

DATED THIS 09TH DAY OF DECEMBER 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 15,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 15,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	769,779,091	384,889,545.50	Before Exercise : 10,961,000
			Add Exercise	15,000	7,500.00	Less Exercise : (15,000)
			After Exercise	769,794,091	384,897,045.50	Outstanding : 10,946,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

   Name : Teo Soon Hoe

   Authorised Signature :

   Designation : Director **Date : 9 December 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
15000	$2.84	42600	Goh York Lin
	Total value of shares exercised =	42600	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	15,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.84	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.34	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			
The consideration for which the shares have been so allotted is as follows:			

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 15,000 ordinary shares for a cash consideration. (f) 4.12.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,897,045.50	-	-
Paid-up Share Capital	$384,897,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 9 December 2002

Signature: ....

Name of *~~Director~~ / Secretary : Teo Soon Hoe

---

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

9 December 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 15,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 15,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	769,779,091	
SHARE OPTION SCHEME	15,000	04.12.2002
TOTAL	769,794,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

9 December 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 15,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

TEO SOON HOE
DIRECTOR

03 JAN 15 PM 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

13 December 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 12000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

13 December 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
Listing Department
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sirs

RE : KEPPEL CORPORATION LIMITED ("KCL" OR "THE COMPANY")
Application for:
LISTING AND QUOTATION OF 12,000 NEW KCL SHARES OF $0.50 EACH TO BE ISSUED PURSUANT TO AN EXERCISE UNDER THE KEPPEL SHARE OPTION SCHEME

Please note that the employee(s) has/~~have~~ exercised ~~his~~/her/~~their~~ entitlement(s) which has been granted to ~~him~~/her/~~them~~ under the Keppel Share Option Scheme.

The following are attached for your attention for the listing and quotation of the 12,000 new KCL shares :-

a) additional listing application;
b) Form 24;
c) our Registrar's confirmation that the share certificate in respect of the 12,000 shares has been despatched;
d) details of the employee(s) who is / ~~are~~ exercising ~~his~~ / her / ~~their~~ rights under the share option scheme.

We confirm that the new shares issued hereunder shall rank pari passu in all respects with the existing shares of the Company

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 12,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 13th DAY OF DECEMBER 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 12,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 12,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	769,794,091	384,897,045.50	Before Exercise : 10,946,000
			Add Exercise	12,000	6,000.00	Less Exercise : (12,000)
			After Exercise	769,806,091	384,903,045.50	Outstanding : 10,934,000

3. **Outstanding Warrants/TSR :**

Outstanding Convertible Bonds:

Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : Caroline Chang

Authorised Signature : [signature]

Designation : Secretary

Date : 13 December 2002

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	12,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.80	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.30	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 12,000 ordinary shares for a cash consideration. (f) 12.12.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,903,045.50	-	-
Paid-up Share Capital	$384,903,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 13 December 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
12000	$2.80	33600	Pang Ai Ling, Judy
	Total value of shares exercised =	33600	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

13 December 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 12,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 12,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	769,794,091	
SHARE OPTION SCHEME	12,000	12.12.2002
TOTAL	769,806,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

03 JAN 14 PM 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

18 December 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 8,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

18 December 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
Listing Department
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sirs

RE : KEPPEL CORPORATION LIMITED ("KCL" OR "THE COMPANY")
Application for:
LISTING AND QUOTATION OF 8,000 NEW KCL SHARES OF $0.50 EACH TO BE ISSUED PURSUANT TO AN EXERCISE UNDER THE KEPPEL SHARE OPTION SCHEME

Please note that the employee(s) has/~~have~~ exercised his/~~her/their~~ entitlement(s) which has been granted to him/~~her/them~~ under the Keppel Share Option Scheme.

The following are attached for your attention for the listing and quotation of the 8,000 new KCL shares :-

a) additional listing application;
b) Form 24;
c) our Registrar's confirmation that the share certificate in respect of the 8000 shares has been despatched;
d) details of the employee(s) who is /~~are~~ exercising his / ~~her / their~~ rights under the share option scheme.

We confirm that the new shares issued hereunder shall rank pari passu in all respects with the existing shares of the Company

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 8,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 18th DAY OF DECEMBER 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 8,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 8,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	769,806,091	384,903,045.50	Before Exercise : 10,934,000
			Add Exercise	8,000	58,000.00	Less Exercise : (8,000)
			After Exercise	769,814,091	384,907,045.50	Outstanding : 10,926,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary**

Date : **18 December 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	8,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 8,000 ordinary shares for a cash consideration. (f) 17.12.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,907,045.50	-	-
Paid-up Share Capital	$384,907,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 18 December 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

‡ [illegible] if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

18 December 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 8,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 8,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	769,806,091	
SHARE OPTION SCHEME	8,000	17.12.2002
TOTAL	769,814,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
8,000	$3.78	$ 30,240.00	Chia Soo Hock via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
	Total value of shares exercised =	$30,240.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

03 JAN ...

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

6 January 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 35,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

6 January 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
Listing Department
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sirs

RE : KEPPEL CORPORATION LIMITED ("KCL" OR "THE COMPANY")
Application for:
LISTING AND QUOTATION OF 35,000 NEW KCL SHARES OF $0.50 EACH TO BE ISSUED PURSUANT TO AN EXERCISE UNDER THE KEPPEL SHARE OPTION SCHEME

Please note that the employee(s) ~~has~~/have exercised ~~his/her~~/their entitlement(s) which has been granted to ~~him/her~~/them under the Keppel Share Option Scheme.

The following are attached for your attention for the listing and quotation of the 35,000 new KCL shares :-

a) additional listing application;
b) Form 24 (x 3);
c) our Registrar's confirmation that the share certificate in respect of the 35000 shares has been despatched;
d) details of the employee(s) who ~~is~~ / are exercising ~~his / her~~ / their rights under the share option scheme.

We confirm that the new shares issued hereunder shall rank pari passu in all respects with the existing shares of the Company

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 35,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 06 DAY OF JANUARY 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 35,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 35,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	769,814,091	384,907,045.50	Before Exercise : 10,926,000
			Add Exercise	35,000	17,500.00	Less Exercise : (35,000)
			After Exercise	769,849,091	384,924,545.50	Outstanding : 10,891,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **6 January 2003**

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	27,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$0.91	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$0.41	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM 24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 27,000 ordinary shares for a cash consideration. (f) 02.01.03

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,920,545.50	-	-
Paid-up Share Capital	$384,920,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) . . . .

. . . .

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 6 January 2003

Signature: . . . [signature] . . . .

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	1,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.50	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.00	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited

Address: 23 Church Street
#15-01 Capital Square
Singapore 049481

Tel No: 68857471

A/c No: Fax No: 68857391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 1,000 ordinary shares for a cash consideration. (f) 02.01.03

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,921,045.50	-	-
Paid-up Share Capital	$384,921,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 6 January 2003

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	7,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.84	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.34	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 7,000 ordinary shares for a cash consideration. (f) 02.01.03

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,924,545.50	-	-
Paid-up Share Capital	$384,924,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 6 January 2003

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

06 January 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 35,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 35,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	769,814,091	
SHARE OPTION SCHEME	35,000	02.01.2003
TOTAL	769,849,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
27,000	$0.91	$24,570.00	Ho Cheok Yuen
1,000	$3.50	$ 3,500.00	Pang Way Tak via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
7,000	$2.84	$19,880	Angela Tey - Tey Khar Noi
	Total value of shares exercised =	$47,950.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

8 January 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 6,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

8 January 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
Listing Department
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sirs

RE : KEPPEL CORPORATION LIMITED ("KCL" OR "THE COMPANY")
Application for:
LISTING AND QUOTATION OF 6,000 NEW KCL SHARES OF $0.50 EACH TO BE ISSUED PURSUANT TO AN EXERCISE UNDER THE KEPPEL SHARE OPTION SCHEME

Please note that the employee(s) has/~~have~~ exercised his/~~her/their~~ entitlement(s) which has been granted to him/~~her/them~~ under the Keppel Share Option Scheme.

The following are attached for your attention for the listing and quotation of the 6,000 new KCL shares :-

a) additional listing application;
b) Form 24;
c) our Registrar's confirmation that the share certificate in respect of the 6,000 shares has been despatched;
d) details of the employee(s) who is / ~~are~~ exercising his / ~~her / their~~ rights under the share option scheme.

We confirm that the new shares issued hereunder shall rank pari passu in all respects with the existing shares of the Company

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 6,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 08 DAY OF JANUARY 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 6,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	769,849,091	384,924,545.50	Before Exercise : 10,891,000
			Add Exercise	6,000	3,000.00	Less Exercise : (6,000)
			After Exercise	769,855,091	384,927,545.50	Outstanding : 10,885,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : ____________

Designation : **Secretary** **Date** : **8 January 2003**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	6,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.84	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.34	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 6,000 ordinary shares for a cash consideration. (f) 06.01.03

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,927,545.50	-	-
Paid-up Share Capital	$384,927,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 8 January 2003

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE (65)63236200

08 January 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 6,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 6,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	769,849,091	
SHARE OPTION SCHEME	6,000	06.01.2003
TOTAL	769,855,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
6000	$2.84	17040	Teng Chai Heng
	Total value of shares exercised =	17040	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

03 JAN 17 AM 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

9 January 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 100,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

9 January 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
Listing Department
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sirs

RE : KEPPEL CORPORATION LIMITED ("KCL" OR "THE COMPANY")
Application for:
LISTING AND QUOTATION OF 100,000 NEW KCL SHARES OF $0.50 EACH TO BE ISSUED PURSUANT TO AN EXERCISE UNDER THE KEPPEL SHARE OPTION SCHEME

Please note that the employee(s) has/have exercised his/her/their entitlement(s) which has been granted to him/her/them under the Keppel Share Option Scheme.

The following are attached for your attention for the listing and quotation of the 100,000 new KCL shares :-

a) additional listing application;
b) Form 24 (x 3);
c) our Registrar's confirmation that the share certificate in respect of the 100,000 shares has been despatched;
d) details of the employee(s) who is / are exercising his / her / their rights under the share option scheme.

We confirm that the new shares issued hereunder shall rank pari passu in all respects with the existing shares of the Company

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 100,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 09 DAY OF JANUARY 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 100,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 100,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	769,855,091	384,927,545.50	Before Exercise : 10,885,000
			Add Exercise	100,000	50,000.00	Less Exercise : (100,000)
			After Exercise	769,955,091	384,977,545.50	Outstanding : 10,785,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **9 January 2003**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	55,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.84	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.34	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 55,000 ordinary shares for a cash consideration. (f) 07.01.03

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,955,045.50	-	-
Paid-up Share Capital	$384,955,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 9 January 2003

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	25,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.42	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$1.92	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 25,000 ordinary shares for a cash consideration. (f) 07.01.03

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,967,545.50	-	-
Paid-up Share Capital	$384,967,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 9 January 2003

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

---

* Delete where inapplicable.

‡ This Certificate is not to be completed if paragraph 3 of this Form is completed.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	20,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.80	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.30	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 20,000 ordinary shares for a cash consideration. (f) 07.01.03

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,977,545.50	-	-
Paid-up Share Capital	$384,977,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 9 January 2003

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.
‡ This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

9 January 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 100,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 100,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	769,855,091	
SHARE OPTION SCHEME	100,000	7.1.2003
TOTAL	769,955,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
20000	$2.80	56000	Tan Joong Hiong
25000	$2.84	71000	Chin Ming Lek
30000	$2.84	85200	Tan Joong Hiong
25000	$2.42	60500	Chin Ming Lek
	Total value of shares exercised =	272700	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

03 JAN 13 AM 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

13 January 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 15,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 15,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 13th DAY OF JANUARY 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 15,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 15,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	769,955,091	384,977,545.50	Before Exercise : 10,785,000
			Add Exercise	15,000	7,500.00	Less Exercise : (15,000)
			After Exercise	769,970,091	384,985,045.50	Outstanding : 10,770,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : Caroline Chang

Authorised Signature : [signature]

Designation : Secretary **Date** : 13 JANUARY 2003

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	15,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.25	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$1.75	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 15,000 ordinary shares for a cash consideration. (f) 09.01.03

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,985,045.50	-	-
Paid-up Share Capital	$384,985,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 13 January 2003

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
15000	$2.25	33750	Neo Wee Sim
	Total value of shares exercised =	33750	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

13 January 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 15,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 15,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	769,955,091	
SHARE OPTION SCHEME	15,000	9.1.2003
TOTAL	769,970,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS